Exhibit 20.1

PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—AUGUST 2002

Series	1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	17.05%
Less: Coupon	1.89%
Servicing Fee	1.71%
Net Credit Losses	7.34%
Excess Spread:
August-02	6.11%
July-02	5.71%
June-02	4.64%
Three month Average Excess Spread	5.49%

Delinquencies:
30 to 59 Days	1.76%
60 to 89 Days	1.18%
90+ Days	2.21%
Total	5.15%

Payment Rate:	9.29%

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